Letter of Consent

1/29/09

I, J. Robert Flesher, consent to the usage of the drilling disclosure and sampling program documents by any and all officers of the Grant Hartford Corp. The information contained in these documents is accurate and correct to the best of my knowledge.

J. Robert Flesher

V.P. Mining and Geology
Grant Hartford Corp.